EXHIBIT 99.1

Golar Enters Into Key Agreements for Maiden Floating Liquefaction Vessel

HAMILTON, Bermuda, July 2, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar" or "the Company") is pleased to announce that following a successful follow-on equity offering, it has executed and made effective key agreements for conversion of the 125,000 m3 LNG carrier Hilli to a floating liquefaction vessel (an "FLNGV"). The primary contract for the FLNGV was entered into with Singapore's Keppel Shipyard Limited ("Keppel"). Keppel has simultaneously entered into a sub-contract with global engineering, procurement and construction company Black & Veatch who will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment, and provide commissioning support for the FLNGV topsides and liquefaction process. Golar selected Black & Veatch's PRICO® technology for the liquefaction process because of its long-established record of reliable performance in global operations. The conversion has been approved in principle by DNV in accordance with their classification rules and international standards.

The FLNGV conversion contract is a key step towards full implementation of Golar's floating LNG production strategy. The Company is excited to be working with such high caliber project partners as Keppel and Black & Veatch. Keppel's world-leading position in conversion of floating infrastructure coupled with Black & Veatch's deep LNG experience creates a strong project team with a solid record of delivering complicated projects on budget and on time. The conversion is scheduled to be completed in February 2017. Golar has also secured firm options for conversion of two additional vessels which can be delivered from the yard in the third quarter of 2017 and the first quarter of 2018.

The conversion vessel Hilli will be delivered to Keppel shipyard in Singapore within 3 to 4 months to initiate renewal of key systems onboard the vessel while the topsides are manufactured. The FLNG production equipment will be mounted on two new sponsons which will be connected to the vessel.  The Company expects the FLNGV conversion to be completed and delivered in approximately 31 months, which Golar views as one of several strong competitive advantages. This will make it possible for the Company to offer a cost effective and reliable LNG production facility to its customers several years ahead of any potential competitors. The Board of Golar is pleased with the recent progress and feels the Company is well positioned to play a major role in the development of LNG infrastructure over the years to come.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
July 2, 2014
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan